May 6, 2026

Philippe P. Calais
Chief Executive Officer
TransCode Therapeutics, Inc.
6 Liberty Square, #2382
Boston, MA 02109

        Re: TransCode Therapeutics, Inc.
            Registration Statement on Form S-1
            Filed May 1, 2026
            File No. 333-295481
Dear Philippe P. Calais:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Niki Fang, Esq.